[redacted]

15046853

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 - 34661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Arena Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Desiderio 646-795-6722
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name -- *if individual, state last, first, middle name*)

133-10 39th Avenue (Address) Flushing (City) NY (State) 11354 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

3/10/15

I, Barbara Desiderio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Arena Capital Corp., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

HARVEY Z ANG
Notary Public - State of New York
NO. 01AN6270659
Qualified in Queens County
My Commission Expires 10-22-16

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL ARENA CAPITAL CORP.

TABLE OF CONTENTS

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718)445-6308
FAX.(718)445-6309

• CALIFORNIA OFFICE
36 W. BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626)282-1630
FAX.(626)282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Stockholders of
Global Arena Capital Corp.

We have audited the accompanying statement of financial condition of Global Arena Capital Corp. (a New York corporation)) (the "Company"), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Global Arena Capital Corp. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co. LLP
Flushing, NY
February 28, 2015

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	354,300
Commissions receivable from clearing organization		961,463
Deposit with clearing organization		75,003
Advances to registered representatives and employees, net *(Note 2)*		784,000
Prepaid expenses		20,086
TOTAL ASSETS	$	2,194,852
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Commissions payable	$	539,935
Accounts payable and accrued expenses		178,442
TOTAL LIABILITIES		718,377
COMMITMENTS AND CONTINGENCIES *(Notes 2 and 7)*		-
STOCKHOLDERS' EQUITY:		
Common stock, par value $1.00 per share, 12,000 shares authorized, 10,700 shares issued and outstanding		10,700
Additional paid-in capital		2,349,047
Accumulated deficit		(883,272)
Total stockholders' equity		1,476,475
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,194,852

See accompanying notes to financial statement.

1. ORGANIZATION

Global Arena Capital Corp. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

On August 5, 2014, Global Arena Holding, Inc. ("GAHI"), then 100% owner of the Company, entered into an Agreement with PMC Capital, LLC ("PMC Capital") and Barbara Desiderio pursuant to which GAHI agreed to sell to PMC Capital all of the common stock of the Company, subject to the approval from FINRA. The consideration for the Company common stock is $2,100,000.

Pursuant to the terms of the Agreement, GAHI (i) sold 24.9% of the issued and outstanding shares of the Company's common stock to PMC Capital as of the Agreement date; and (ii) immediately thereafter was to sell the remaining interest in the common stock to PMC Capital subject to the receipt of all necessary and required approvals, including compliance with the applicable FINRA rules. GAHI has agreed to indemnify PMC Capital from losses, third party customer complaints and claims arising from or related to the operations of the Company on or prior to July 31, 2014. Such indemnification is limited to $250,000, subject to certain limitations and exclusions. GAHI was required to put into escrow $100,000 towards this indemnification.

The Company introduces all transactions with and for customers on a fully disclosed basis to its clearing broker, RBC Correspondent Services ("Clearing Organization"), a subsidiary of the Royal Bank of Canada. The Company services both retail and institutional accounts in a variety of securities transactions. The Company also has correspondent agreements with mutual fund companies and acts as an agent to sell their products.

Since 2010, the Company entered into Office of Supervisory Jurisdiction agreements ("OSJ") whereby various OSJs introduce transactions with and for customers. The Company provides supervisory oversight for OSJs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Customer security transactions and the related commission income and expense are recorded as of the trade date. The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA. Insurance commission revenues are recognized at the later of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients.

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in advances to registered representatives and employees in the accompanying statement of financial condition, or (iii) charged as an expense in the accompanying statement of operations, based on the particular facts and circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CONCENTRATIONS OF CREDIT RISK (continued)

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains a checking account in a financial institution. The Company does not believe it has significant risk related to its cash.

Amounts receivable from its clearing broker can be significant from time to time. At December 31, 2014, these aggregated over $1,000,000.

ADVANCES TO REGISTERED REPRESENTATIVES AND EMPLOYEES

From time to time and in the normal course of business, the Company may advance funds or pay expenses on behalf of its registered representatives or employees. The Company generally establishes an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative or employee. As of December 31, 2014, no allowance was made.

INCOME TAXES

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 *Income Taxes.* FASB ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from carryforward losses. FASB ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

3. DEPOSIT AND TRANSACTIONS WITH CLEARING ORGANIZATION

As of December 31, 2014, the deposit with the clearing organization consisted primarily of cash deposits in accordance with the clearing arrangement.

4. INCOME TAXES

As of December 31, 2014, the Company had approximately $771,000 of Federal net operating loss carry-forwards available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in 2028. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carry-forwards may be subject to an annual limitation in the event of a change of control.

At December 31, 2014, the Company has a deferred tax asset of approximately $319,000, which consists primarily of net operating losses. Deferred income taxes reflect the net tax effects of operating losses and/or tax credit carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. FASB ASC 740 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized.

A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry-forward periods, and expectations of future profits, etc. The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a valuation allowance for the full amount as of December 31, 2014. The increase in the deferred tax valuation allowance was approximately $7,700 during the year ended December 31, 2014.

The Company evaluated the provisions of FASB ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740.

4. INCOME TAXES (continued)

Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense" in the statement of operations. Penalties would be recognized as a component of "general and administrative expenses."

The Company files income tax returns in the United States (Federal) and primarily in New York State and City. The Company is no longer subject to Federal, state and local income tax examinations by tax authorities for years prior to 2011.

The components of deferred tax assets at December 31, 2014 are as follows:

Net operating losses	$	319,000
Less valuation allowance		(319,000)
Net deferred tax assets	$	-

For the year ended December 31, 2014, the income tax provision (benefit) consists of the following:

Current:		
State	$	7,432
		7,432
Deferred:		
Federal		(6,386)
State		(1,334)
		(7,720)
Total		(288)
Change in valuation allowance		7,720
Income tax provision	$	7,432

The income taxes of $7,432 represent the minimum tax paid to various state and local taxing jurisdictions.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintain minimum net capital of $50,000, and also requires that the ratio of aggregate indebtedness, to net capital, both defined, shall not exceed 15 to 1. In addition, advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC and other regulatory agencies. As of December 31, 2014, the Company had net capital of $671,531, which exceeded the requirement by $621,531. The Company's net capital ratio was approximately 1 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

6. RELATED PARTY TRANSACTIONS

Prior to August 1, 2014, the Company paid rent on behalf of prior owner in the amount of $7,250 per month pursuant to an expense sharing agreement between the Company and the prior owner. From August 2014 forward, the Company has a month to month lease arrangement with an unrelated party for the offices it occupies. The Company was charged approximately $61,000 during the year ended December 31, 2014.

7. COMMITMENTS AND CONTINGENCIES

LITIGATION

On April 10, 2014, the Legal Section of FINRA formally notified the Company that it had made a preliminary determination to recommend that disciplinary action be brought against the Company for (1) failing to buy and sell corporate bonds at prices that were fair; and (2) failing to have in place a supervisory system that was reasonably designed to achieve compliance with applicable securities laws and regulations and FINRA rules. The Company has responded and intends to contest this matter. Management is unable to determine the ultimate outcome, if any, to the Company's financial statements at this time.

The Company is involved in a FINRA arbitration commenced by a Claimant alleging various claims based on excessive and unsuitable trading activity, primarily involving bonds purchased on margin, and seeks $200,000 in compensatory damages in addition to unspecified punitive damages. This matter has been settled with a final settlement payment of $15,000, the Company is obligated to pay on May 17, 2015.

7. COMMITMENTS AND CONTINGENCIES (continued)

LITIGATION (continued)

On July 2, 2014, an action was commenced by a group of individuals against the Company and prior chief executive officer of the Company, which assert claims for minimum wage and overtime violations under New York Labor Law, and seek damages in an amount to be determined at trial, plus interest, attorneys' fees and costs. Pursuant to a stipulation, the time for defendants to answer, move or otherwise respond to the Complaint was extended to and including February 28, 2015.

Per agreement with the purchaser of the Company, GAHI has agree to indemnify the purchaser from losses, third party customer complaints and claims arising from or related to the operations of the Company on or prior to July 31, 2014. Such indemnification is limited to $250,000, subject to certain limitations and exclusions. As of December 31, 2014, GAHI has deposited into escrow $100,000, which can be used for the settlement of such claims.

The Company is involved in 6 arbitrations/disputes with FINRA brought by customers of the Company. The claims cover various actions including improper handling of funds, negligence, failure to supervise, breach of fiduciary duty, etc. Five of the claims seek in total over $1.5 million in compensatory damages plus unspecified punitive damages and expenses. The sixth case is in its preliminary stages with no amounts specified. The Company is responding to these claims and is disputing them and believes they are without merit. In addition, the Company has or will be submitting these claims to its insurance company. Each case covered by insurance has a $25,000 deductible. In addition, some of these claims occurred prior to the sale of the Company and should be covered by the $250,000 indemnification from the seller. Management is unable to determine its ultimate liability, if any, related to the claims.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through the date the financial statements were issued, and has concluded that no subsequent events existed that warrant disclosure.

GLOBAL ARENA CAPITAL CORP.

(SEC File No. 8-34661)

Statement of Financial Condition
December 31, 2014
and Report of Independent Registered Public Accounting Firm